Tim Allen

Partner, Chief Financial Officer and Senior Vice President of Corporate Services

As Partner, Chief Financial Officer and Senior Vice President of Corporate Services (Jul 2014 - Present), Tim Allen is responsible for the leadership and oversight of the accounting, finance, asset management and tax functions for Dominium. In addition, he is responsible for the management of human resources, information technology, and other administration functions.

Mr. Allen brings years of experience in the oversight of finance, human resources, and information technology. Prior to joining Dominium, he served as the Chief Financial Officer for Quest Education. Previously, he was the Chief Operating Officer and Chief Financial Officer for Pro Staff (Apr 2004 - Aug 2009).

Mr. Allen has a Bachelor's degree in Accounting and a Master's of Business Administration in Finance and Strategic Management from the University of Minnesota Carlson School of Management.

Mr. Allen is on the state board for the ARC of Minnesota. He is also active in several activities that support youth sports, and does advocacy work for individuals with intellectual and developmental disabilities.

Mr. Allen is a founding contributor to the Dominium Charitable Partners Fund which contributes to important housing and social service organizations in the communities where Dominium operates.